INDEPENDENCE TAX CREDIT PLUS L.P.
                              625 Madison Avenue
                           New York, New York 10022


                                                                  June 13, 1997

Dear BACs holder:

          As you are by now aware, Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), has made an offer (the "Lehigh Offer") to purchase Beneficial Assignment Certificates representing assignments of limited partnership interests ("BACs") of Independence Tax Credit Plus L.P. (the "Partnership") for a cash purchase price of $730 per BAC. THE PURCHASER IS AN AFFILIATE OF RELATED INDEPENDENCE ASSOCIATES L.P., THE GENERAL PARTNER OF THE PARTNERSHIP (THE "GENERAL PARTNER").

          The General Partner is expressing no opinion and is remaining neutral with respect to the Lehigh Offer. Although the General Partner is not making a recommendation with respect to the Lehigh Offer, the General Partner believes that BACs holders should consider the following factors in making their own decision of whether to accept or reject the Lehigh Offer:

     o The Lehigh Offer will provide BACs holders with an immediate opportunity to liquidate their investment in the Partnership.

     o As stated by the Purchaser in the Lehigh Offer, there may be a conflict of interest between the Purchaser's desire to purchase the BACs at a low price and a BACs holder's desire to sell its BACs at a high price. Therefore, BACs holders might receive greater value if they hold their BACs, rather than tender. Furthermore, BACs holders should be aware that a secondary market exists for the BACs.

     o BACs holders will no longer receive the tax credits and/or tax losses from the BACs should they tender pursuant to the Lehigh Offer, nor will tendering BACs holders receive any future distributions from the Partnership (including distributions from any refinancing or sale). The Partnership has made no distributions to BACs holders in the past, and there can be no assurance as to the timing, amount or occurrence of any future distributions.

     o The Purchase Price exceeds the weighted average secondary market price for the two months ended March 31, 1997. Additionally, based on certain assumptions made therein, the Purchaser states in the Lehigh Offer that the present value of the potential aggregate benefits to a BACs holder who tenders to the Purchaser exceeds the Purchaser's estimate of the present value of the potential aggregate benefits if a BACs holder does not tender.

          Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Offer. BACs holders are advised to carefully read the Schedule 14D-9 and consult with their advisors about the financial, tax, legal and other implications of accepting the Lehigh Offer.

          Please do not hesitate to call Brenda Abuaf, c/o Related Capital Company, at (800) 600-6422 (ext. 2090) for assistance in any Partnership matter.


                                             INDEPENDENCE TAX CREDIT PLUS L.P.